FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On January 26, 2015 the registrant announce participating in the Ascendiant-
Management Conference Call Series on January 27, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 26, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Participate in the Ascendiant-Management Conference Call
Series on January 27, 2015

MIGDAL HAEMEK, Israel – January 26, 2015 - TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its CEO, Russell Ellwanger, and CFO, Oren Shirazi, will be hosted on the Ascendiant-Management Discussion Series.

The Ascendiant Quarterly Management Discussion Series consists of publicly open conversations between Ascendiant’s Research Analysts and various company management teams. Calls cover many topics including the macro environment, competitive dynamics and near term catalysts as well as the longer term fundamental outlook.

TowerJazz’s management will be hosted by Ascendiant on a call scheduled for Tuesday, January 27, 2014 at 10am ET.

To participate please dial +1-719-457-6209, passcode: 216781, a few minutes prior to the start of the call.   Calls tend to be 45-60 minutes.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm), and four in Japan (200mm & 300mm). Three of the Japan fabs are available through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz offers leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. For more information, please visit: www.towerjazz.com.

Contact:

Tower Semiconductor	GK Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
Noit.levi@towerjazz.com	towerjazz@gkir.com